Royalty Agreement

June 22, 2011

This Royalty Agreement is by and between Simple Products Corporation and Jason Palmer. The parties agree to the following:

1. **Term:** This Agreement shall continue for a period of seven (7) years from the effective date of this Agreement.

2. **Royalty:** The royalty to be paid to Jason Palmer shall be as follows: 10% of wholesale price. The royalty shall be paid within 15-days from the end of the month for paid sales the previous month. In the event of a situation requiring a reduction in royalty amount, mutual agreement will be required in such cases and will not be unduly without.

3. **Termination:** This Agreement shall terminate upon the earliest of the following:

   - Expiration of the term of this Agreement as set forth in paragraph 1.
   - The mutual written agreement of the parties.

4. **Relationship of the Parties:** Nothing in this Agreement shall be deemed to constitute a joint venture, partnership, employment or other legal relationship other than that of a royalty agreement.

5. **Trade Secrets Confidentiality:** Both Simple Products and Jason Palmer may share privileged and confidential information with the other party during the term of the Agreement. The recipient shall maintain the confidentiality of the information received.

6. **Products:** Royalty will be paid on sales of Product under the Bombshell Hat brand ~~for the CLC~~.

7. **Entire Agreement:** This document constitutes the entire agreement between the parties, all oral agreements begin merged herein, and supersedes all prior representation.

Signed:

____
Simple Products Corporation

President
Title

Date: 6/22/2011

____
Jason Palmer

Date: June 22 2011